_____________________________________________________________

Management Discussion and Analysis

For the Nine Months Ended September 30, 2006

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

The following Management Discussion and Analysis of Norsat International Inc. (“Norsat” or the “Company”) information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

The restated consolidated financial statements for the year ended December 31, 2005, filed on November 14, 2006, is solely to restate the consolidated financial statements for the fiscal year ended December 31, 2005 which was filed on April 6, 2006. The restatement has no impact on the consolidated financial statements under generally accepted accounting principles in Canada (the “Canadian GAAP”) other than note 22, “Reconciliation to United States accounting principles” (note 22 and 24 under Item 8) and note 1, “Nature of Business and Basis of Presentation”, to include the going concern disclosure.

This Amendment does not reflect events occurring after the filing of the original consolidated financial statements and does not modify or update the disclosure therein in any way, other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak solely as of December 31, 2005.

All of the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2005, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

This MD&A is prepared as of November 8, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Overview of the Business

Norsat, founded in 1977, is a leading provider of intelligent satellite solutions that enable the transmission of data, audio and video via satellite in the most challenging environments. In recent years, the Company has expanded to include the development and production of complete satellite systems, base band software management systems and integration services, which gives the Company the ability to deliver higher value-added satellite systems.  Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite systems

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

geared to meet customers’ needs in several new areas, with particular focus on Government, Military, Broadcast & Commercial markets.

The Company’s business includes two business segments: Microwave Products and Satellite Systems.

Microwave

The Microwave business unit supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave Products business has been maturing. The Company is committed to maintaining its strong position in this market. The Company maintains its competitiveness by focusing on customer needs and leading the market with the introduction of increasing compact and efficient next generation transmitters, receivers and solid state power amplifiers.

Satellite

The Satellite Systems business unit designs, manufactures and markets the OmniLink family of products and more recently the GLOBETrekker family of products. This includes portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged or non-existent.

Third Quarter Review

The third quarter was challenging to the Company with a number of events including a significant change in the management team, business strategy development, new contracts and a convertible debenture financing.

Performance Overview

		Three Months Ended				Nine Months Ended
	September 30,	June 30,		September30,		September 30,
			%		%				%
	2006	2006	Change	2005	Change	2006		2005 Change
Revenues	3,149	3,764	-16%	4,721	-33%	9,832		13,395	-27%
Profit margin	732	1,753	-58%	2,610	-72%	3,621		6,667	-46%
	23%	47%		55%		37%		50%
Net loss	(2,030)	(1,068)	90%	(1,377)	47%	(4,880)		(3,806)	28%
Loss per common
share
Basic and diluted:	$(0.04)	$(0.02)	100%	$(0.03)	33%	$(0.10	) $	(0.09)	11%

Sales for the third quarter in 2006 were $3.1 million, compared to $4.7 million in the same period last year, a decrease of 33% primarily due to the decline in satellite system sales in 2006.  Gross margins were 23% and net loss was $2.0 million compared to gross margins of 55% and net loss of $1.4 million in the same period last year.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Sales for the nine months ended September 30, 2006 were $9.8 million compared to $13.4 million in the same period last year, a decrease of 27% for the same reason as stated above. This significant reduction in satellite system sales was due to delays in receipts of orders for the first three quarters. Gross margins were 37% and net loss was $4.9 million compared to gross margins of 50% and net loss of $3.8 million in the same period last year.

Compared to the financial position as at December 31, 2005, the Company’s cash on hand significantly declined to $0.5 million as at September 30, 2006 from $1.8 million. Accounts receivable increased to $3.5 million from $3 million, inventory increased to $4.5 million from $4 million.

As at September 30, 2006 the Company’s total current liabilities increased to $8 million from $5 million as at December 31, 2005, primarily due to reclassification of the US$2 million long term debt to current debt, the new convertible debt financing of US$1 million in Q3 and the increase in current trade payables and accrued liabilities to $5 million from $4.5 million at the beginning of the year.

As a result, the working capital was $930,114 as at September 30, 2006 compared to $4,831,729 as at December 31, 2005, a decrease of $3,901,615, or 81%, mainly due to long term debt reallocation and the additional short term debt financing.

Change of Management Team

On September 8, 2006 the Company announced it had appointed Dr. Amiee Chan, former Vice President of Operations, as President and CEO, succeeding Mr. Bill Coyne. Dr. Amiee Chan has over 10 years of satellite and technology experience with the University of British Columbia, MPR Teltech, IMT Communication and Creo Inc.. She has experience in strategic planning and budgeting, production development, technology commercialization and product portfolio management. At Norsat, Dr. Chan spearheaded the portable terminal initiative. Dr. Chan holds an MBA, a BASc and PhD in Electrical Engineering. She is an innovator and a leading authority in her field with a number of credited publications and patents.

On September 8, 2006, the Company announced it had appointed Mr. Randy Witten, who previously served as the Vice President of the Americas, as Vice President of Sales, succeeding Mr. Bill Comerford. Mr. Witten has over 30 years of telecommunications and satellite communications experience. His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems. Randy has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications System Inc.

On September 18, 2006 the Company announced it had named Ms. Cathy Zhai, Corporate Controller, as Interim Chief Financial Officer, succeeding Mr. George Dorin. Ms. Zhai, a Certified General Accountant, previously worked at Hunter Dickinson Inc., a leading mineral exploration company in British Columbia. She has strong operation experience and is an extraordinarily dedicated individual.  She has also served as a Chief Financial Officer of a publicly listed technology company. She holds a Bachelor of Science in Mathematics.

On September 7, 2006 Mr. Dan Dixon resigned from the Board of Directors.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Strategy Update

Continuing in 2006, the sales in microwave products remained sustainable.  The Company is focusing its business development on the portable satellite systems and is executing strategies to capture a greater share of this market.

As at September 30, 2006 the Company has not been able to achieve its anticipated sales target and it has suffered a year to date loss of $4.9 million. Sales of satellite systems performed below expectation due to delays in the receipt of orders throughout the first three quarters. However, many anticipated orders were awarded near the end of the third quarter. Meanwhile, sales of microwave products performed to expectation with market demand shifting to low margin, high volume products.

The new management team plans to devote its efforts to improve operational efficiency, by way of staff restructuring and implementing inventory control and operating cost control strategies, to reserve cash for its working capital. Management continues to seek new business solutions and to engage in strategic partners to increase the market share and the profit margins.

Development of Major Contracts

During the three months ended September 30, 2006 the Company entered into the following major contracts:

Partners with Arrowhead on Major U.S. Navy Win

On August 15, 2006, in partnership with Arrowhead Global Solutions, the Company, among the five selected vendor groups, was awarded an indefinite-delivery/indefinite-quantity contract for portable satellite communications terminals by the United States Navy’s Space and Naval Warfare Systems (SPAWAR).

The contract has a one-year base and four one-year option periods. Providing all options are exercised, the contract will continue through July 2011. The aggregate value of all delivery orders awarded over the life of the contract is estimated to be $52.6 million. The company is one of five selected vendor groups which will compete on task orders under this contract. The value of the contract to the Company in the future is uncertain as it will be determined by the Company’s success on each individual task order during the entire contract term.

There are five types of portable satellite terminals which are to be provided including:  1.0m Suitcase terminals, 1.0m Transit Case terminals, 1.0m Roof Mount terminals, 1.2m Transit Case terminals and 1.2m Roof Mount terminals.

Contract with Public Safety Solutions Provider

On August 29, 2006 the Company was awarded a contract by a well-established global solutions provider focused on the public safety and law enforcement markets, to supply a turnkey satellite solution. The turnkey solution includes the supply of multiple portable satellite terminals, satellite capacity, training and maintenance.  The contract is for one base year and may be extended by another three years.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

The value of the contract for the first year is in excess of US $600,000. If all options are exercised over the four year period, the aggregate value of the contract is in excess of US $1,500,000.

Contracts with US Central Command

On September 30, 2006 the Company was awarded two contracts by the United States Army Central Commend (“ARCENT”) valued at US$1.7 million. Norsat will supply NewsLink™ portable satellite terminals, audio-video kit, spares, training, and maintenance services to support the expansion of the U.S. Army’s Digital Vidio and Imagery Distribution System (DVIDS). All of the equipment and services are scheduled to be delivered in the fourth quarter.

ARCENT provides strategic combat forces, essential logistics, communications, engineering, and medical support to all deployed Services throughout the region, from Central Asian States to the Home of Africa.

Selected Quarterly Financial data

The following summary is expressed in thousands Canadian dollars except per share amount:

	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2006
Sales	$2,919	$3,764	$3,149	─
Loss from continuing operations	($1,782)	($1,068)	($2,030)	─
Net loss	($1,782)		($2,030)	─
Loss per share from continuing operations - Basic and diluted	($0.04)	($0.02)	($0.04)	─
Net loss per share - basic and diluted	($0.04)	($0.02)	($0.04)	─
Weighted average common shares outstanding - Basic and diluted	44,003	47,063	47,063	─
2005
Sales	$2,519	$6,155	$4,721	$4,721
Loss from continuing operations	($1,188)	($1,241)	($1,377)	($2,083)
Net Loss	($1,188)	($1.241)	($1,377)	($2,083)
Loss per share from continuing operations - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Loss per share - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding - Basic and diluted	42,052	42,052	42,259	42,518
2004
Sales	─	─	─	$4,787
Loss from continuing operations	─	─	─	($233)
Net Loss	─	─	─	($232)
Loss per share from continuing operations - Basic and diluted	─	─	─	$($0.01)
Loss per share - Basic and diluted	─	─	─	($0.01
Weighted average common shares outstanding - Basic and diluted	─	─	─	41,512

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Results of Operations

Sales

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Sales (in $000’s)	$	$	$	$
Microwave	2,469	2,839	6,698	6,772
Satellite system	680	1,882	3,134	6,673
	3,149	4,721	9,832	13,395

Gross Profit Margin	%	%	%	%
Microwave	28	50	39	39
Satellite system	5	64	32	60
	23	55	37	50

Three Months ended September 30, 2006 compared to Three Months Ended September 30, 2005

Sales of Microwave products were $2.5 million for the three months ended September 30, 2006 compared to $2.8 million in the same period last year, a decrease of 11% due to business fluctuations. Sales of satellite systems were $0.7 million compared to $1.9 million in the same period last year, a decrease of $1.2 million, or 63%, primarily due to delays in receipts of orders for satellite systems.

The overall gross margin reduced to 23% from 55% in the same period last year but the margins on the two business unit products varied.

The gross profit margin for Microwave products reduced to 28% from 50% due to a one-time sale at a lower margin and period price variance adjustments. The gross profit margin for satellite systems decreased to 5% from 64% due to several factors: The sales mix consisted of lower margin systems and the Company recorded an increased provision for obsolete inventory of $528,000 this quarter and work in progress adjustments for custom orders of $113,000. The impact on total costs of good sold was partially offset by standard cost adjustments.

Nine Months ended September 30, 2006 compared to Nine Months Ended September 30, 2005

Sales of Microwave products were $6.7 million for the nine months ended September 30, 2006 in line with $6.8 million in the same period last year. Sales of satellite systems were $3.1 million compared to $6.7 million in the same period last year, a decrease of $3.6 million, or 54%, primarily due to delays in receipts of orders for satellite systems throughout the first nine months.

The overall gross margin reduced to 37% from 50% over the same period last year but the margins on the two business unit products varied. The gross profit margin for Microwave products stay intact and the margin for satellite systems decreased to 37% from 50% mainly due to an increased provision for obsolete inventory.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Expenses

(in $000’s)	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Selling, general and administrative	2,011	2,760	6,233	7,264
Product development	502	735	1,563	1,650
Amortization	146	181	430	514
	2,659	3,676	8,226	9,428

Three Months ended September 30, 2006 compared to Three Months ended September 30, 2005

Selling, general and administrative (SG&A) expenses for the three months ended September 30, 2006 decreased by $1.0 million to $2.7 million, compared to $3.7 million for the same quarter last year reflecting the restructuring of administration costs aimed to reserve cash for operations. It was partially offset by severance accrued in the third quarter due to the change of senior management and staff layoffs totaling $0.4 million.

Product development expenses decreased by $0.2 million to $0.5 million compared to $0.7 million for the same quarter last year. It is mainly due to reduced research and development expenses of the GLOBETrekker TM portable satellite system in the third quarter.

Nine Months ended September 30, 2006 compared to Nine Months ended September 30, 2005

SG&A expenses for the nine months ended September 30, 2006 decreased by $1.1 million to $6.2 million compared to $7.3 million for the same period last year mainly due to decreases in salaries and consulting fees of $0.8 million as a result of restructuring, and reduced activities in advertisement and trade shows of $0.1 million, travel expenses of $0.2 million, professional services of $0.1 million and other administrative expenses of $0.3 million. It was partially offset by the severance accrued in the third quarter due to the change of senior management and staff layoffs of $0.4 million.

Production development expenses decreased by $0.1 million to $1.6 compared to $1.7 million for the same period last year. This was mainly due to an increase in research and development costs on the GLOBETrekker TM portable satellite system, but was offset partially by capitalization of such costs.

Amortization costs for the period decreased to $0.4 million from $0.5 million for the same period last year as a consequence of certain of the Company’s assets being fully amortized.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Net Earnings (loss)

(in $000’s)	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Earnings from continuing operations before other expenses and income taxes	(2,030)	(1,377)	(4,880)	(3,806)

Three Months ended September 30, 2006 compared to Three Months ended September 30, 2005

The increase in net loss of $0.6 million for the three months ended September 30, 2006 compared to the same period last year was mainly due to a significant decrease in satellite system sales of $1.2 million. It was offset by a large decrease in administrative costs, which included salaries expenses of $0.1 million, consulting fees of $0.3 million, marketing expenses of $0.2 million, travel and entertainment of $0.2 million and reduction of research and development expenses on the GLOBETrekker TM portable satellite system of $0.2 million.

Nine Months ended September 30, 2006 compared to Nine Months ended September 30, 2005

The increase by $1.1 million in the loss for the nine months ended September 30, 2006 compared to the same period last year was mainly due to the decrease in sales of satellite systems by $3.5 million. It was offset partially by the decrease in total operation and administrative expenses including salaries of $0.2, consulting services of $0.5 million, marketing expenses of $0.1 million and travel and entertainment of $0.2 million. The foreign currency loss decreased by $0.5 million in 2006 compared to the same period last year.

Liquidity and Capital Resources

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt. Cash flows are funded through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

Financial Position

The Company's cash balance as at September 30, 2006 was $0.5 million, compared to $1.8 million at December 31, 2005. The decrease of $1.3 million resulted primarily from operations consumption of $5.0 million, capital expenditures of $1.1 million on a new enterprise reporting system and leasehold improvements for the new premises, partially offset by proceeds of $4.9 million from the private placement, the exercise of stock purchase options and the convertible debenture of $1.1 million.

During fiscal 2006 short-term debt has increased due to receipt of a new convertible debenture of US$1 million and the reclassification to current liability of the long-term debt of US$2 million. Accordingly, the long-term debt has decreased by the same amount.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Shareholders’ equity has decreased primarily due to losses from operations of $4.9 million, partially offset by the net proceeds received from the private placement of $2.9 million and the exercise of stock options, and an increase in the equity component due to the convertible debenture financing.

The Company’s working capital as at September 30, 2006 was $930,114 compared to $4,831,729 as at December 31, 2006 due to the reclassification of the long-term debt, the short-term financing and the increase in trade payables and current accrued liabilities. The working capital is not sufficient to fund the operations. The primary reason for the lack of working capital was a failure to meet the anticipated sales targets. As a result, significant cash flows were consumed in inventories and operations as required by the anticipated sales.

Capital Resources

On March 6, 2006 the Company closed a private placement for gross proceeds of $3,503,088 (US$3,065,232). The placement was for the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each convertible to one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,953,810 were used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite systems.

The March Warrants require the Company’s management use its best efforts, in compliance with the Toronto Stock Exchange requirements and other applicable law and regulation, to amend its exercise price to be equal to the future warrants exercise price when they are issued at a more favorable exercise price to the arm’s length investors.

On September 26, 2006, the Company received a US$1,000,000 (Cdn$1,117,693) bridge loan in exchange for Series “A” Convertible Debenture (the “Convertible Debentures”) which were approved by the TSX and issued subsequent to September 30, 2006. The convertible debentures are secured, bear interest at a floating rate of prime (as posted by the Bank of America) plus 1% and expires on January 24, 2007. Interest is payable in cash or, at the option of the holder, in common shares on maturity or the date the Convertible Debentures are converted, whichever is earlier. The proceeds will be used to fund general working capital, capital expenditures and research and development activities.

The Convertible Debentures are convertible to common shares of the Company. With the convertible debentures, the Company can issue 1,000 units with each unit consisting of US$1,000 principal amount of secured convertible debentures, convertible at a price of US$0.40 per common share and 1,250 common share purchase warrants (the “September Warrants”) with each warrant being exercisable at a price of US$0.45 for a period of 2 years.

On November 6, 2006, the US$1,000,000 Convertible Debentures were converted in full to 2,500,000 Norsat common shares plus 1,250,000 warrants.

On November 6, 2006, in connection with the September warrants, the Company has applied to the TSX for approval to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to US0.475. The amendment will take

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

effect November 22, 2006, subject to receipt of the TSX approval. All other terms of the March warrants will remain intact.

As at September 30, 2006, the Company has an unsecured convertible note in the amount of US$2,000,000, bearing 8% annual interest due on March 28, 2007. The notes are convertible into common shares of the Company at a price of US$1.25 per share at the holder’s option at any time. The interest is paid semiannually.

There is substantial doubt about the Company’s ability to continue as a going concern as the continuation of the business is dependent upon obtaining further financing, successful and sufficient market acceptance of the current products and any new products that the Company may introduce, the continuing successful development of the products and related technologies, and, finally, achieving a profitable level of operations.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of the current stockholders.  Obtaining commercial loans or convertible notes, assuming those loans would be available, will increase liabilities and future cash commitments.

There are no assurances that the Company will be able to obtain the further funds required for continued operations.  The Company is pursuing various financing alternatives to meet immediate and long-term financial requirements.  There can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.  If the Company is not able to obtain the additional financing on a timely basis, it will be forced to scale down or perhaps even cease the current operations of the business.

Disclosure of Contractual Obligations

Future minimum payments at September 30, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximated as follows:

	2006	2007	2008	2009	2010
Convertible debenture and interest payment		2,244,816			
Inventory purchase obligation	2,533,051				
Operating lease obligations	44,348	450,373	442,892	420,692	420,692
Total	2,577,399	2,695,189	442,892	420,692	420,692

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitments are inventory and material purchases of $2,533,051.  Included in the 2007 is the scheduled repayment on March 28, 2007 of the US$2,000.000 convertible note plus US$80,000 interest payment.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Legal Proceeding

The Company’s Former President and Chief Financial Officer, Bill Coyne, has filed a lawsuit in British Columbia Supreme Court alleging that he was wrongfully dismissed. Mr. Coyne is suing the Company for US$290,115 in unpaid termination fees and bonuses.

The allegations have not been proven and the matter is pending before the B.C. Supreme Court.

Risk and Uncertainties

Our risk and uncertainties are discussed in detail in our Annual MD&A and Annual Report which can be found at www.sedar.com.

Outstanding Share Data

The following details the share capital structure as at November 8, 2006:

	Remaining life/Expiry date	Exercised price	Number	Number
Common shares				49,562,558

Share purchase options
	3.79 years	$0.50 to $2.39	1,581,150
	3.87 years	$2.40 to $4.29	150,750
	3.87 years	$4.30 to $6.19	150,750	1,882,650

Warrants	April 8, 2009	$1.09	1,206,811
	March 8, 2008 (Note 4(b))	US$0.75	3,065,232
	November 6, 2008	US$0.45	1,250,000	5,522,043

Unaudited Interim Financial Statements

The unaudited consolidated financial statements for the period ended September 30, 2006 have been reviewed by the company’s independent auditors.

Significant Accounting Policies and Estimates

There were no significant changes in accounting policies or estimates described in the Company’s consolidated Financial Statements for 2005, as discussed in the related MA&A for 2005. The detailed discussion can be found at www.sedar.com.

Norsat International Inc.

Management Discussion and Analysis

Nine months ended September 30, 2006

Disclosure Controls and Procedure

There is no change in internal controls and procedures from 2005. During the Company’s interim period ended September 30, 2006, the Company has been in the process of testing its internal control over financial reporting.